Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

SECOND NOTICE OF THE EXTRAORDINARY GENERAL MEETING

References are made to the notice of China Southern Airlines Company Limited (the “Company”) dated 11 November 2022 and the supplemental notice of the Company dated 1 December 2022 in relation to the 2022 First Extraordinary General Meeting (the “EGM”) to be held on Wednesday, 28 December 2022. Unless otherwise indicated, capitalised terms used in this notice have the same meanings as those defined in the circular of the Company dated 1 December 2022.

Pursuant to the relevant provisions of the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas and the Articles of Association, since the number of the Shares with voting rights represented by the Shareholders who intend to attend the EGM does not reach half of the total number of the Shares with voting rights of the Company as at 8 December 2022, the Company hereby re-announces to the Shareholders that the EGM will be held at No. 3301 Conference Room, 33/F, China Southern Air Building, No. 68 Qixin Road, Baiyun District, Guangzhou, Guangdong Province, the PRC at 2:00 p.m. on Wednesday, 28 December 2022 for the following purposes.

AS SPECIAL RESOLUTIONS

To consider and, if thought fit, to approve the following resolutions as special resolutions:

1. The resolution regarding the purchase of 96 Airbus A320NEO family aircraft by the Company from 2024 to 2027.

2. The resolution regarding the purchase of 40 Airbus A320NEO family aircraft by Xiamen Airlines Company Limited.

AS ORDINARY RESOLUTIONS

To consider and, if thought fit, approve the following resolutions as ordinary resolutions:

3. The resolution regarding the renewal of finance and lease service framework agreement entered into between the Company and China Southern Air Leasing Company Limited.

4. The resolution regarding the renewal of financial services framework agreement entered into between the Company and China Southern Airlines Group Finance Company Limited.

5.00 The resolution regarding the election of executive Directors for the 9th session of the Board of the Company:

5.01 The resolution regarding the election of Mr. Luo Lai Jun as an executive Director for the 9th session of the Board of the Company; and

6.00 The resolution regarding the election of independent non-executive Directors for the 9th session of the Board of the Company:

6.01 The resolution regarding the election of Mr. Cai Hong Ping as an independent non-executive Director for the 9th session of the Board of the Company.

(“Accumulative voting” will be used in respect of all the sub-resolutions of Resolutions No. 5.00 and No. 6.00.)

In the case that the holders of H Shares or their proxies choose to attend the meeting in person, they must comply with the policies and requirements regarding the containment of COVID-19 pandemic and adopt proper personal preventive measures.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

13 December 2022

As at the date of this notice, the directors include Ma Xu Lun and Han Wen Sheng as executive directors; and Liu Chang Le, Gu Hui Zhong and Guo Wei as independent non-executive directors.

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